CONTACT:	RDO Equipment Co., Fargo
Thomas K. Espel
701/297-4288
invest@rdoequipment.com

OFFUTT COMMENCES CASH TENDER OFFER FOR RDO EQUIPMENT AND

SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS STOCKHOLDERS TENDER

FARGO, N.D., April 28, 2003 - RDO Equipment Co. (NYSE: RDO) announced today that RDO Tender Co., a wholly owned subsidiary of RDO Holdings Co., which is owned primarily by Ronald D. Offutt, RDO Equipment Co.’s Chairman of the Board and Chief Executive Officer, commenced today its previously announced cash tender offer of $6.01 per share for all outstanding shares of Class A common stock of RDO Equipment not owned by RDO Tender, RDO Holdings or their affiliates.  The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Monday, June 2, 2003, unless the offer is extended by RDO Tender.

A special committee of the Board of Directors of RDO Equipment formed to evaluate the offer has unanimously determined that the offer is fair to the RDO Equipment stockholders being asked to tender their Class A shares and recommends that such stockholders accept the offer and tender their shares in the offer.  In arriving at its recommendation, the special committee gave careful consideration to the factors described in its Solicitation/Recommendation Statement on Schedule 14D-9, which was filed with the Securities and Exchange Commission today, including fairness opinions the special committee received from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the special committee’s financial advisor.

The $6.01 per share to be paid by RDO Tender represents a premium of 39.1% to the closing sale price of RDO Equipment’s Class A shares on December 16, 2002, the last full trading day prior to the public announcement by RDO Equipment of the receipt of a letter from Mr. Offutt stating his intention to acquire the entire equity interest of RDO Equipment.

The complete terms and conditions of the offer are set forth in the offer to purchase, letter of transmittal, and other related materials filed today with the Securities and Exchange Commission.  Copies of the offer to purchase, letter of transmittal, Solicitation/Recommendation Statement on Schedule 14D-9, other related tender offer materials and RDO Equipment’s annual report on Form 10-K for the fiscal year ended January 31, 2003 will be distributed to RDO Equipment stockholders beginning today.

Following completion of the tender offer, and subject to certain conditions, RDO Tender intends to consummate a second-step merger in which all of the remaining RDO Equipment stockholders who do not tender their RDO Equipment Class A shares in the offer will receive the same price paid in the tender offer, except for those stockholders who elect to exercise their appraisal rights.

RDO Equipment specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation, and warehousing industries, as well as to public service entities, government agencies and utilities. These operations, which consist of 45 retail stores in 9 states, include one of the largest networks of John Deere construction and agricultural stores in North America. Information about RDO Equipment, including recent news and product information, is available on the Internet at www.rdoequipment.com.

The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of RDO Equipment Co.  RDO Tender Co., RDO Holdings Co. and their affiliates have filed a Tender Offer Statement on Schedule TO regarding the offer with the Securities and Exchange Commission.  RDO Equipment Co. has filed a Transaction Statement on Schedule 13E-3 and a Solicitation/Recommendation Statement on Schedule 14D-9 regarding its response to the offer.  Investors and security holders are advised to read this documentation because this documentation contains important information about the offer.  Investors and security holders may obtain a free copy of this documentation and other related documents at the SEC’s web site at www.sec.gov.  This and such other documents may also be obtained free of charge from RDO Equipment Co. by directing such request to RDO Equipment Co., 2829 South University Drive, Fargo, ND  58109, tel (701) 297-4288, Attention: Thomas K. Espel.

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